Exhibit 99.3

SINOVAC BIOTECH LTD.

(Incorporated in Antigua and Barbuda with limited liability)

(NASDAQ Ticker: SVA)

FORM OF PROXY FOR 2010 ANNUAL SHAREHOLDERS MEETING

(AND ANY ADJOURNMENT THEREOF)

I/We,                                                                  of                                                                          , being the registered holder of                                            common shares(Note 1), par value US$0.001 per share, of Sinovac Biotech Ltd. (the “Company”) hereby appoint the Chairman of the 2010 Annual Shareholders Meeting(Note 2) or                                                                                                             of                                                                                                                                                                               as my/our proxy to attend and act for me/us at the 2010 Annual Shareholders meeting of the Company to be held on July 15, 2010 at 9:00 A.M. Beijing time in Beijing at No. 39 Shangdi Xi Road, Haidian District, Beijing 100085, People’s Republic of China, and at the corresponding time in Antigua at No. 6 Temple Street, St. John’s, Antigua and at any adjournment thereof, and to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	RESOLUTION	FOR(Note 3)	AGAINST(Note 3)
1.	Re-election of Weidong Yin, Xianping Wang, Yuk Lam Lo, Simon Anderson and Chup Hung Mok as the Company’s directors
2.

Approval of the audited consolidated financial statements for the financial year ended December 31, 2009 together with the Report of Independent Registered Public Accounting Firm thereon and the notes thereto

3.

Appointment of Ernst & Young LLP as independent auditor of the Company for the fiscal year ending December 31, 2010 and authorization to the directors of the Company to fix such independent auditor’s remuneration

4.	Amendments to definitions and Section 7.8 of the Company’s by-laws
5	Amendment to Section 7.5 of the Company’s by-laws
6	Amendment to Section 13 of the Company’s by-laws

Dated , 2010	Signature(s)(Note 4)

Notes:

1       Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2       If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3       IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. YOUR PROXY WILL ALSO BE ENTITLED TO VOTE AT HIS DISCRETION ON ANY AMENDMENT TO THE RESOLUTIONS REFERRED TO IN THE NOTICE OF ANNUAL GENERAL MEETING OR SUCH OTHER BUSINESS THAT MAY BE COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

4       This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.